Exhibit 99.1

Waterdrop Inc. Announces First Quarter 2023 Unaudited Financial Results

BEIJING, June 2, 2023 /PRNewswire/—Waterdrop Inc. (“Waterdrop”, the “Company” or “we”) (NYSE: WDH), a leading technology platform dedicated to insurance and healthcare service with a positive social impact, today announced its unaudited financial results for the first quarter ended March 31, 2023.

Financial and Operational Highlights for the First Quarter of 2023

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Resilient Business Performance: For the first quarter of 2023, the first-year premiums (“FYP”) generated through our Waterdrop Insurance Marketplace amounted to RMB1,692.0 million (US$246.4 million), representing an increase of 6.3% quarter over quarter. Our net operating revenue was RMB606.2 million (US$88.3 million), representing a decrease of 10.8% quarter over quarter.

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Effective cost control and sustained profitability: For the first quarter of 2023, our operating costs decreased by 11.0%, and total operating costs and expenses decreased by 1.8% quarter over quarter. Our net profit reached RMB49.7 million (US$7.2 million), continuing the trend in profitability since the beginning of 2022. Our solid financial performance highlights our achievements in cost control and profit enhancement.

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Positive operating cash flow: As of March 31, 2023, our cash and cash equivalents and short-term investments balance amounted to RMB3,597.3 million (US$523.8 million). We continued to generate positive operating cash flow, and have cash outflow of investing and financing activities.

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Further expanded product offerings: As of March 31, 2023, we offered 876 insurance products on our platform, as compared with 775 as of December 31, 2022. In the first quarter of 2023, the FYP generated from critical illness insurance products accounted for 26.9% of overall FYP generated through our Waterdrop Insurance Marketplace.

•	As of March 31, 2023, around 432 million people cumulatively had donated an aggregate of approximately RMB58.4 billion to over 2.86 million patients through Waterdrop Medical Crowdfunding.

Mr. Peng Shen, Founder, Chairman, and Chief Executive Officer of Waterdrop, commented, “In the first quarter, we continued to demonstrate resilient and high-quality development, with net operating revenue reaching RMB606.2 million. Moreover, we are proud to have achieved another quarter of profitability. Our net profit reached RMB49.7 million, which again showcased our consistent efforts towards building a pattern of sustainable and high-quality business growth.

For our insurance business, we further optimized our user acquisition strategies during the first quarter and saw a quarterly increase in the number of new users. Meanwhile, we continually streamlined channel operations and improved our service quality. As a result, our renewal rate sustained at a high level. We also continued to enrich our product offerings, including tailored products for specific user groups, specially the underaged and the elderly. On the technology side, we further upgraded our AI-empowered dialogue robot,.which can now conduct a ten-minute call independently and is expected to help accelerate business development to a greater extent.

As for the medical crowdfunding business, we have focused on optimizing and improving our operational capabilities. By adjusting risk control strategies, we have basically eliminated cases with unreasonable fundraising targets. Our Operational Transparency Committee has also established a mechanism to examine service processes and improve the practice of consultants. Meanwhile, we continued to actively collaborate with multiple parties to crack down on dishonest fundraising practices. This year, we were honored as the “Consumer New Force” Integrity Commitment Enterprise at the Integrity Beijing 3.15 Gala.

In terms of clinical trial solution business, as the impact of the pandemic and holidays gradually subsided, E-find Patient Platform showed continued growth. In the first quarter, we successfully enrolled over 700 patients and launched more than 70 clinical trial programs, boosting the progress of drug development for over 120 pharmaceutical companies and CROs. E-find Patient Platform maintained competitive in the field of oncology while consciously exploring other diseases, including but not limited to psoriasis, atopic dermatitis, and asthma.

Moving forward, we will continue to play an active role in promoting the multi-level diversification of medical payment system in China and empowering Chinese insurance and healthcare industry participants. “

Financial Results for the First Quarter of 2023

Operating revenue, net

Net operating revenue for the first quarter of 2023 decreased by 6.6% year over year to RMB606.2 million (US$88.3 million) from RMB648.7 million for the same period of 2022.

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Insurance-related income includes insurance brokerage income and technical service income. Insurance brokerage income represents brokerage commissions earned from insurance companies. Technical service income is derived from providing technical services including customer relationship maintenance, customer complaint management, claim review, and user referral services, among other things, to insurance companies, insurance brokers, and agency companies. Our insurance-related income amounted to RMB536.3 million (US$78.1 million) in the first quarter of 2023, representing a decrease of 14.6% year over year from RMB628.2 million for the first quarter of 2022, which was mainly due to the decrease in insurance brokerage income.

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Crowdfunding service fees represent the service income earned when patients successfully withdraw the proceeds from their crowdfunding campaigns. Our role is to operate the Waterdrop Medical Crowdfunding platform to provide crowdfunding related services through the internet, enabling patients with significant medical bills to seek help from caring hearts through technology (the “medical crowdfunding services”). Our medical crowdfunding services generally consist of providing technical and internet support, managing, reviewing and supervising the crowdfunding campaigns, providing comprehensive risk management and anti-fraud measures, and facilitating the collection and transfer of the funds. Since April 7, 2022, our crowdfunding platform has ceased to fully subsidize the related cost and started to charge a service fee of 3% of the funds raised, up to a maximum amount of RMB5,000 for a single campaign. Considering the specific situation of each case, we may selectively subsidize the service fee for certain extremely needy patients. For the first quarter of 2023, we generated RMB42.0 million (US$6.1 million) in service fees, as compared to nil in the same period of 2022.

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Digital clinical trial solution income represents the service income earned from our customers mainly including biopharmaceutical companies and leading biotechnology companies. We match qualified and suitable patients for enrollment in clinical trials for our customers and generate digital clinical trial solution revenue for successful matches and we typically charge our customers a fixed unit price per successful match. For the first quarter of 2023, our clinical trial solution income amounted to RMB22.8 million (US$3.3 million), as compared to RMB8.6 million in the same period of 2022.

Operating costs and expenses

Operating costs and expenses increased by 12.0% year over year to RMB595.8 million (US$86.8 million) for the first quarter of 2023. On a quarter-over-quarter basis, operating costs and expenses decreased by 1.8%.

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Operating costs increased by 60.1% year over year to RMB248.0 million (US$36.1 million) for the first quarter of 2023, as compared with RMB154.9 million for the first quarter of 2022, which was primarily driven by (i) a RMB29.1 million increase in professional and outsourced customer service fees, (ii) an increase of RMB61.5 million mainly due to recording the crowdfunding consultants team costs as operating costs rather than as sales and marketing expense, as we started to generate crowdfunding service fees since April 2022, and (iii) a RMB8.9 million increase in the costs for patient recruitment consultants team. On a quarter-over-quarter basis, operating costs decreased by 11.0% in the first quarter of 2023, primarily due to the RMB25.9 million decrease in professional and outsourced customer service fees.

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Sales and marketing expenses decreased by 15.1% year over year to RMB173.4 million (US$25.2 million) for the first quarter of 2023, as compared with RMB204.3 million for the same quarter of 2022. The decrease was primarily due to (i) a decrease of RMB61.5 million in crowdfunding related direct costs recorded from under sales and marketing expenses to under operating costs as above mentioned, partially offset by (i) a RMB19.8 million increase in marketing expenses to third-party traffic channels, and (ii) a RMB24.9 million increase in personnel cost. On a quarter-over-quarter basis, sales and marketing expenses increased by 25.8% in the first quarter of 2023, primarily due to the RMB29.4 million increase in marketing expenses to third-party traffic channels.

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General and administrative expenses decreased by 6.1% year over year to RMB95.8 million (US$13.9 million) for the first quarter of 2023, compared with RMB102.0 million for the same quarter of 2022. The year-over-year variance was due to a decrease of RMB16.3 million allowance for doubtful accounts, partially offset by a RMB9.3 million increase in personnel cost. On a quarter-over-quarter basis, general and administrative expenses decreased by 19.2% in the first quarter of 2023, primarily due to (i) RMB19.7 million decrease in allowance for doubtful accounts, and (ii) RMB8.2 million decrease in professional service fees.

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Research and development expenses increased by 11.2% year over year to RMB78.7 million (US$11.5 million) for the first quarter of 2023, compared with RMB70.8 million for the same period of 2022. The increase was primarily due to RMB10.1 million increases in research and development personnel costs and share-based compensation expenses. On a quarter-over-quarter basis, research and development expenses increased by 9.8% from RMB71.7 million, which was mainly due to RMB7.0 million increases in research and development personnel costs and share-based compensation expenses.

Operating profit for the first quarter of 2023 was RMB10.3 million (US$1.5 million), as compared with an operating profit of RMB116.6 million for the first quarter of 2022 and a profit of RMB72.9 million for the fourth quarter of 2022.

Interest income for the first quarter of 2023 was RMB30.9 million (US$4.5 million), as compared with RMB14.5 million for the same period of 2022. The increase was primarily due to the increase in our short-term investments.

Income tax benefit for the first quarter of 2023 was RMB2.6 million (US$0.4 million), as compared with an income tax expense of RMB51.3 million for the same period of 2022.

Net profit attributable to Waterdrop for the first quarter of 2023 was RMB49.7 million (US$7.2 million), as compared with a net profit of RMB105.0 million for the same period of 2022, and a net profit of RMB126.2 million for the fourth quarter of 2022.

Adjusted net profit attributable to Waterdrop for the first quarter of 2023 was RMB96.4 million (US$14.0 million), as compared with an adjusted net profit of RMB127.3 million for the same period of 2022, and an adjusted net profit of RMB159.7 million for the fourth quarter of 2022.

Cash and cash equivalents and short-term investments

As of March 31, 2023, the Company had combined cash and cash equivalents and short-term investments of RMB3,597.3 million (US$523.8 million), as compared with RMB3,704.5 million as of December 31, 2022.

Share Repurchase Plan

Pursuant to the share repurchase program launched in September 2021 and amended in September 2022, as of May 31,     2023, we cumulatively repurchased approximately 24.9 million ADSs from the open market with cash for a total consideration of approximately US$61.2 million.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD” or “US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.8676 to US$1.00, the noon buying rate in effect on March 31, 2023 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measure, adjusted net profit, in evaluating the Company’s operating results and for financial and operational decision-making purposes. Adjusted net profit represents net profit excluding share-based compensation expense and foreign currency exchange gain or losses. Such adjustments have no impact on income tax.

The non-GAAP financial measure is not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measure has limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider it in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Investors are encouraged to review the Company’s historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted net profit presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measure differently, limiting its usefulness as a comparative measure to our data.

The Company mitigates these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. Waterdrop may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Waterdrop’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Waterdrop’s mission, goals and strategies; Waterdrop’s future business development, financial condition and results of operations; the expected growth of the insurance, medical crowdfunding and healthcare industry in China; Waterdrop’s expectations regarding demand for and market acceptance of our products and services; Waterdrop’s expectations regarding its relationships with consumers, insurance carriers and other partners; competition in the industry and relevant government policies and regulations relating to insurance, medical crowdfunding and healthcare industry. Further information regarding these and other risks is included in Waterdrop’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Waterdrop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Conference Call Information

Waterdrop’s management team will hold a conference call on June 2, 2023 at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong Time on the same day) to discuss the financial results. Dial-in details for the earnings conference call are as follows:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Hong Kong Toll Free:	800-963976
Hong Kong:	852-58081995
Mainland China:	4001-206115
Chinese Line (Mandarin) Entry Number:	6683992
English Interpretation Line (Listen-only Mode) Entry Number:	8700524

Participants can choose between the Chinese and the English interpretation lines. Please note that the English interpretation option will be in listen-only mode. Please dial in 15 minutes before the call is scheduled to begin and provide the Elite Entry Number to join the call.

Telephone replays will be accessible two hours after the conclusion of the conference call through June 9, 2023 by dialing the following numbers:

United States Toll Free:	1-877-344-7529
International:	1-412-317-0088
Chinese Line Access Code:	1702325
English Interpretation Line Access Code:	8201572

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.waterdrop-inc.com/.

About Waterdrop Inc.

Waterdrop Inc. (NYSE: WDH) is a leading technology platform dedicated to insurance and healthcare service with a positive social impact. Founded in 2016, with the comprehensive coverage of Waterdrop Insurance Marketplace and Waterdrop Medical Crowdfunding, Waterdrop aims to bring insurance and healthcare service to billions through technology. For more information, please visit www.waterdrop-inc.com.

For investor inquiries, please contact

Waterdrop Inc.

IR@shuidi-inc.com

WATERDROP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, unless otherwise noted)

	As of
	December 31, 2022	March 31, 2023
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	1,574,171	722,800	105,248
Restricted cash	517,364	523,644	76,248
Short-term investments	2,130,377	2,874,526	418,563
Accounts receivable, net	675,796	692,826	100,883
Current contract assets	450,085	456,233	66,433
Amount due from related parties	358	107	16
Prepaid expense and other assets	342,468	257,578	37,507

Total current assets	5,690,619	5,527,714	804,898

Non-current assets
Non-current contract assets	103,591	104,591	15,230
Property, equipment and software, net	31,397	31,465	4,582
Intangible assets, net	56,614	56,580	8,239
Long-term investments	11,969	9,900	1,442
Right of use assets, net	18,447	70,162	10,216
Deferred tax assets	6,166	7,016	1,022
Goodwill	3,420	3,420	498

Total non-current assets	231,604	283,134	41,229

Total assets	5,922,223	5,810,848	846,127

Liabilities and Shareholders’ Equity
Current liabilities
Amount due to related parties	11,553	11,009	1,603
Insurance premium payables	516,661	523,151	76,177
Accrued expenses and other current liabilities	584,123	535,351	77,953
Current lease liabilities	9,354	29,583	4,308

Total current liabilities	1,121,691	1,099,094	160,041

Non-current liabilities
Non-current lease liabilities	4,701	40,586	5,910
Deferred tax liabilities	29,703	25,252	3,677

Total non-current liabilities	34,404	65,838	9,587

Total liabilities	1,156,095	1,164,932	169,628

Shareholders’ equity
Class A ordinary shares	108	109	16
Class B ordinary shares	27	27	4
Treasury stock	(3)	(7)	(1)
Additional paid-in capital	7,384,670	7,211,658	1,050,099
Accumulated other comprehensive income	108,245	113,588	16,540
Accumulated deficit	(2,726,919)	(2,679,459)	(390,159)

Total shareholders’ equity	4,766,128	4,645,916	676,499

Total liabilities and shareholders’ equity	5,922,223	5,810,848	846,127

WATERDROP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended
	March 31, 2022	December 31, 2022	March 31, 2023
	RMB	RMB	RMB	USD
Operating revenue, net	648,688	679,470	606,165	88,264

Operating costs and expenses(i)
Operating costs	(154,880)	(278,573)	(247,983)	(36,109)
Sales and marketing expenses	(204,343)	(137,793)	(173,401)	(25,249)
General and administrative expenses	(101,995)	(118,563)	(95,798)	(13,949)
Research and development expenses	(70,825)	(71,685)	(78,655)	(11,453)

Total operating costs and expenses	(532,043)	(606,614)	(595,837)	(86,760)

Operating profit	116,645	72,856	10,328	1,504

Other income
Interest income	14,492	27,677	30,876	4,496
Foreign currency exchange gain	653	4,260	282	41
Others, net	24,489	21,954	5,613	817

Profit before income tax	156,279	126,747	47,099	6,858

Income tax (expense)/benefit	(51,321)	(545)	2,626	382

Net profit attributable to Waterdrop Inc.	104,958	126,202	49,725	7,240

Net profit attributable to ordinary shareholders	104,958	126,202	49,725	7,240

Net profit	104,958	126,202	49,725	7,240

Other comprehensive income:
Foreign currency translation adjustment, net of tax	(7,783)	(40,297)	3,386	493
Unrealized (loss)/gains on available for sale investments, net of tax	1,072	(4,339)	1,957	285

Comprehensive income	98,247	81,566	55,068	8,018

Weighted average number of ordinary shares used in computing net profit per share
Basic	3,938,758,720	3,903,634,639	3,866,785,745	3,866,785,745
Diluted	4,017,949,706	4,067,145,456	4,027,428,601	4,027,428,601
Net profit per share attributable to ordinary shareholders
Basic	0.03	0.03	0.01	0.00
Diluted	0.03	0.03	0.01	0.00

(i)	Share-based compensation expenses are included in the operating costs and expenses as follows.

	For the Three Months Ended
	March 31, 2022	December 31, 2022	March 31, 2023
	RMB	RMB	RMB	USD
Sales and marketing expenses	(2,802)	(9,635)	(16,529)	(2,407)
General and administrative expenses	(16,921)	(23,886)	(26,460)	(3,853)
Research and development expenses	(3,284)	(4,201)	(3,937)	(573)

Total	(23,007)	(37,722)	(46,926)	(6,833)

WATERDROP INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, unless otherwise noted)

	For the Three Months Ended
	March 31, 2022	December 31, 2022	March 31, 2023
	RMB	RMB	RMB	USD
Net profit	104,958	126,202	49,725	7,240

Add:
Share-based compensation expense	23,007	37,722	46,926	6,833
Foreign currency exchange gain	(653)	(4,260)	(282)	(41)
Adjusted net profit	127,312	159,664	96,369	14,032